Exhibit 99.1

GENFIT: Half-Year Report of Liquidity Contract with Crédit Industriel et Commercial

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland) July 12, 2023 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases, today announced the half-year report of the liquidity contract with Crédit Industriel et Commercial.

Under the liquidity contract GENFIT has with Crédit Industriel et Commercial, the following resources appeared on the liquidity account as of June 30, 2023:

•	123,140 shares
•	€616 333.35

During the first half of 2023, total trading was:

•	On the buy side: 962,200 shares for a total amount of €3,686,246.47
•	On the sell side: 977,751 shares for a total amount of €3,768,509.64

During this same period, the number of trades were:

•	On the buy side: 2,143
•	On the sell side: 1,854

As a reminder, upon signing of the contract, the following resources appeared on the liquidity account:

•	27, 911 shares
•	€769 849,43

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development. A successful Phase III trial (ELATIVE®) evaluating elafibranor in Primary Biliary Cholangitis (PBC) is the fruit of a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a

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growing and diversified pipeline of innovative therapeutic and diagnostic solutions. Its R&D pipeline covers six therapeutic areas via seven programs which explore the potential of differentiated mechanisms of action, across a variety of development stages (pre-clinical, Phase 1, Phase 2, Phase 3). These diseases are acute on-chronic liver failure (ACLF), hepatic encephalopathy (HE), cholangiocarcinoma (CCA), urea cycle disorders (UCD), organic acidemias (OA) and PBC. Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on NASH and ACLF. GENFIT has facilities in Lille and Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. For more information, visit www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995 in relation to GENFIT’s research and development programs. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “targeted”, “anticipated”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, cost of, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, potential synergies related to the acquisition of Versantis, our capacity to integrate its assets, develop its programs and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2022 Universal Registration Document filed with the Autorité des marches financiers (AMF) on April 18, 2023, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2022 Annual Report on Form 20-F filed with the SEC on April 18, 2023. In addition, even if the

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Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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APPENDIX H1 2023

	Buy side			Sell side
Date	Number of executions	Number of shares	Traded amounts in EUR	Number of executions	Number of shares	Traded amounts in EUR
TOTAL	2 143	962 200	3 686 246,47	1 854	977 751	3 768 509,64
02/01/20 23	19	7387	29 261,02	10	4688	18 705,12
03/01/20 23	12	4448	17 418,06	8	3390	13 346,26
04/01/20 23	23	11165	43 266,05	10	4665	18 237,54
05/01/20 23	23	7744	29 456,94	9	3798	14 500,92
06/01/20 23	7	3936	15 202,76	22	9718	37 479,31
09/01/20 23	17	8751	33 823,58	11	6281	24 424,80
10/01/20 23	23	8329	31 405,58	4	2961	11 114,29
11/01/20 23	19	5803	21 860,02	8	4303	16 315,08
12/01/20 23	27	7871	29 418,65	17	6793	25 577,28
13/01/20 23	9	4144	15 383,27	5	2157	8 056,11
16/01/20 23	10	5147	19 520,25	22	11490	43 423,12
17/01/20 23	12	4494	16 983,50	18	6053	23 006,18
18/01/20 23	8	2742	10 337,50	7	2742	10 392,32
19/01/20 23	14	1844	6 952,60	7	2925	11 071,13
20/01/20 23	8	3538	13 393,31	4	2457	9 356,26
23/01/20 23	8	3806	14 398,29	11	3710	14 121,89
24/01/20 23	16	3365	12 725,05	5	50781	190 472,42
25/01/20 23	9	1001	3 783,75	4	1419	5 352,45
26/01/20 23	11	5280	19 850,11	4	757	2 873,57
27/01/20 23	2	37	140,19	10	6987	26 603,49
30/01/20 23	17	8395	31 773,65	9	5383	20 381,92
31/01/20 23	1	1	3,82	23	4758	18 328,29

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01/02/20 23	13	4068	15 838,64	8	2476	9 698,84
02/02/20 23	16	2968	11 616,43	18	6642	26 146,90
03/02/20 23	11	4161	16 960,69	22	12782	52 496,06
06/02/20 23	14	6820	28 527,79	11	8516	35 926,79
07/02/20 23	19	7631	32 341,86	9	4492	19 218,75
08/02/20 23	15	4179	17 999,54	24	6948	29 939,28
09/02/20 23	10	6439	27 631,87	18	8219	35 533,61
10/02/20 23	29	12054	51 997,34	15	7779	33 640,29
13/02/20 23	36	15965	67 548,07	11	3965	17 197,28
14/02/20 23	10	5025	20 641,95	6	2342	9 681,43
15/02/20 23	12	11460	46 191,94	23	10682	43 349,27
16/02/20 23	13	5012	20 401,10	9	3346	13 684,97
17/02/20 23	18	8712	35 319,75	14	5949	24 315,65
20/02/20 23	11	4932	19 724,60	3	938	3 808,26
21/02/20 23	5	1751	6 898,38	9	2654	10 500,23
22/02/20 23	28	7253	28 260,37	10	6175	24 127,89
23/02/20 23	10	4183	16 576,06	16	6397	25 492,30
24/02/20 23	8	2841	11 254,00	7	4920	19 686,54
27/02/20 23	15	4945	20 465,97	23	9392	38 782,67
28/02/20 23	8	4758	19 594,73	1	1	4,14
01/03/20 23	44	24168	98 164,13	21	13428	54 765,96
02/03/20 23	7	4348	17 573,09	14	11072	44 881,90
03/03/20 23	23	7139	29 303,10	14	10818	44 581,52
06/03/20 23	21	9878	40 251,27	2	1475	6 121,24
07/03/20 23	12	2428	9 765,73	12	5662	22 852,00
08/03/20 23	2	1128	4 534,58	16	5995	24 413,02
09/03/20 23	9	4255	17 279,38	3	201	816,08
10/03/20 23	10	4521	18 071,57	13	4521	18 166,78

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13/03/20 23	34	16201	63 707,19	18	13868	54 802,04
14/03/20 23	6	1564	6 231,40	7	2823	11 326,53
15/03/20 23	36	14342	55 968,22	2	1193	4 771,98
16/03/20 23	10	4527	17 271,68	14	9330	35 837,09
17/03/20 23	20	7028	27 036,15	8	4286	16 634,39
20/03/20 23	16	11488	43 332,62	9	4150	15 752,61
21/03/20 23	11	2546	9 740,92	6	2990	11 482,17
22/03/20 23	9	2977	11 136,06	9	2552	9 633,49
23/03/20 23	8	3921	14 731,39	7	3921	14 809,81
24/03/20 23	24	10272	38 101,11	8	4255	15 745,80
27/03/20 23	12	6799	24 910,11	16	6056	22 454,56
28/03/20 23	6	1484	5 376,13	7	2436	8 871,91
29/03/20 23	9	3281	11 913,31	13	3281	11 987,63
30/03/20 23	13	4087	14 889,43	13	5524	20 248,00
31/03/20 23	8	3065	11 223,08	10	4312	15 881,01
03/04/20 23	15	7643	28 312,88	15	7498	27 951,49
04/04/20 23	24	6496	24 143,55	14	7819	29 189,11
05/04/20 23	20	6460	23 595,86	3	262	970,74
06/04/20 23	17	8018	28 733,95	7	3256	11 763,57
11/04/20 23	28	10268	36 144,18	14	9962	35 486,34
12/04/20 23	20	11801	41 041,99	35	19132	67 830,98
13/04/20 23	9	6657	23 347,56	46	9927	35 256,24
14/04/20 23	22	14022	49 841,48	24	9548	34 214,40
17/04/20 23	32	16508	57 069,81	18	8605	29 735,70
18/04/20 23	19	10543	35 894,38	9	1894	6 428,18
19/04/20 23	10	5181	17 412,10	17	9124	30 996,51
20/04/20 23	28	11687	39 801,60	13	7803	26 683,92
21/04/20 23	32	20929	68 961,26	26	11502	37 717,01

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24/04/20 23	15	5659	18 638,48	18	8012	26 690,54
25/04/20 23	24	9389	30 924,74	34	23323	78 454,14
26/04/20 23	15	7436	25 214,29	19	10936	37 742,43
27/04/20 23	4	2159	7 275,64	11	4796	16 284,58
28/04/20 23	10	5652	20 244,22	27	19276	68 920,95
02/05/20 23	13	6404	24 406,41	29	18089	69 631,43
03/05/20 23	9	5113	19 442,49	7	2138	8 155,14
04/05/20 23	17	10733	39 931,16	7	5772	21 846,85
05/05/20 23	4	891	3 429,24	38	20315	76 752,71
08/05/20 23	13	7077	27 560,88	37	18222	72 501,51
09/05/20 23	53	20348	77 834,36	12	10650	40 502,59
10/05/20 23	15	8828	33 994,95	11	7584	29 588,52
11/05/20 23	8	4823	18 443,92	12	4291	16 553,86
12/05/20 23	32	16241	60 470,28	22	6861	25 786,59
15/05/20 23	18	6482	24 186,68	16	9591	36 126,52
16/05/20 23	23	7522	28 558,70	12	7835	29 961,04
17/05/20 23	23	7000	26 535,74	20	8608	33 080,54
18/05/20 23	13	6298	24 401,35	9	3478	13 589,03
19/05/20 23	15	6440	25 020,56	16	6438	25 078,78
22/05/20 23	17	5311	20 611,51	3	511	2 003,09
23/05/20 23	9	3385	13 053,41	2	401	1 551,87
24/05/20 23	11	4812	18 494,49	4	2123	8 254,86
25/05/20 23	15	4246	16 377,33	9	4245	16 438,80
26/05/20 23	13	3945	15 236,81	15	10505	40 776,31
29/05/20 23	8	4331	17 172,46	23	10192	40 580,98
30/05/20 23	13	12258	48 094,75	3	506	1 983,72
31/05/20 23	27	15820	60 468,79	6	3429	13 222,94
01/06/20 23	10	5465	20 627,48	12	6720	25 735,79

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02/06/20 23	9	3288	12 674,85	32	13751	52 932,55
05/06/20 23	11	9454	37 127,65	34	18682	73 496,67
06/06/20 23	25	11713	45 975,05	36	17748	69 919,84
07/06/20 23	70	30373	118 950,69	28	7651	29 759,71
08/06/20 23	49	17423	67 226,47	16	6059	23 614,41
09/06/20 23	3	1607	6 106,60	4	7556	28 990,03
12/06/20 23	5	2895	11 299,76	19	17181	67 437,83
13/06/20 23	16	7810	30 804,12	35	19812	79 940,83
14/06/20 23	24	10073	40 490,54	25	9134	37 006,86
15/06/20 23	16	5692	23 732,91	23	17052	71 431,85
16/06/20 23	11	3950	16 431,01	13	4667	19 534,15
19/06/20 23	3	2326	9 703,75	10	4593	19 246,14
20/06/20 23	7	3290	13 720,65	6	1157	4 824,72
21/06/20 23	10	3232	13 531,61	8	5123	21 565,32
22/06/20 23	43	30496	122 394,17	1	1	4,17
23/06/20 23	30	19207	71 368,99	29	18678	69 876,64
26/06/20 23	37	16011	58 862,36	6	1321	5 019,80
27/06/20 23	21	14284	50 753,91	18	8109	29 255,97
28/06/20 23	5	1866	6 745,52	42	33360	123 913,38
29/06/20 23	8	7872	29 644,93	17	11091	42 551,62
30/06/20 23	71	33225	135 088,53	50	26866	122 958,43

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